EXHIBIT 12.1

Mid-America Apartment Communities, Inc.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Three months ended March 31,
	2016	2015
Earnings:
Income from continuing operations	$45,808	$64,677
Equity in loss (income) of unconsolidated entities	(128)	(19)
Income tax expense	288	510
Income from continuing operations before equity in loss (income) of unconsolidated entities and income tax expense	45,968	65,168
Add:
Distribution of income from investments in unconsolidated entities	1,418	6
Fixed charges, less preferred distribution requirement of consolidated subsidiaries	32,591	31,322
Deduct:
Capitalized interest	380	474
Total Earnings (A)	$79,597	$96,022
Fixed charges and preferred dividends:
Interest expense	$32,211	$30,848
Capitalized interest	380	474
Total Fixed Charges (B)	$32,591	$31,322
Preferred dividends, including redemption costs	—	—
Total Fixed Charges and Stock Dividends (C)	$32,591	$31,322

Ratio of Earnings to Fixed Charges (A/B)	2.4 x	3.1 x
Ratio of Earnings to Fixed Charges and Preferred Dividends (A/C)	2.4 x	3.1 x